

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Roman Franklin
Chief Executive Officer
Simplicity Esports and Gaming Company
625 N. Flagler Drive, Suite 600
West Palm Beach, FL 33401

>**Re: Simplicity Esports and Gaming Company**
>**Registration Statement on Form S-1**
>**Filed June 10, 2022**
>**File No. 333-265521**

Dear Mr. Franklin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

>Sincerely,
>
>Division of Corporation Finance
>Office of Trade & Services

cc: Craig D. Linder, Esq.